U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER: 000-19170

NOTIFICATION OF LATE FILING

Check One:

[X] Form 10-K
[   ] Form 20-F
[   ] Form 11-K
[   ] Form 10-Q
[   ] Form D
[   ] Form N-SAR
[   ] Form N-CSR

For Period Ended: December 31, 2008

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form N-CSR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.                      REGISTRANT INFORMATION.

The Registrant is Juniper Group, Inc. (the "Company"). The address of the Company’s principal executive office is 20283 State Road 7, Suite 400, Boca Raton, Florida 33498.

PART II.                      RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]           (c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.                                NARRATIVE

The Company's Annual Report on Form 10-K for the year ended December 31, 2008 could not be filed within the prescribed period because the Company was unable to compile certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. This inability could not have been eliminated by the Company without unreasonable effort or expense.

PART IV.                                OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Vlado Hreljanovic	(561) 482-9327

(2)           Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes                                           [   ]  No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

[ X  ] Yes                                           [ ]  No

            NET LOSSES

            Juniper recorded a net loss of approximately $9,800,000 for the year ended December 31, 2007, as compared to a net loss of approximately $53,600,000 for comparable period in 2008.  The increase in the amount of net loss represents a change of approximately $43,800,000, or 44%, compared to the same period in 2007, reported above.  The largest contributing factor to the increase in net losses was a large unrealized loss on an adjustment of derivative and warrant liabilities to fair value in an amount estimated at approximately $54,700,000 as of this filing.  This adjustment is expected to be a one time non-recurring charge.

JUNIPER GROUP, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 30,  2009                                                                                                                     By:  /s/ Vlado P. Hreljanovic
                                                                                                                                                                  Vlado P. Hreljanovic, President and CEO